SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. 1)



                               BUCS FINANCIAL CORP
                     ---------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.10 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   118724 10 3
                     ---------------------------------------
                                 (CUSIP Number)



                                 August 25, 2004
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)

|X|     Rule 13d-1(c)

|_|     Rule 13d-1(d)

---------------------------------                        -----------------------
CUSIP No.  118724 10 3                    13G            Page 2 of 5 Pages
---------------------------------                        -----------------------


--------------------------------------------------------------------------------
           1      NAME OF REPORTING PERSONS

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Herbert J. Moltzan
--------------------------------------------------------------------------------
           2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]

                  N/A                                                    (b) [ ]
--------------------------------------------------------------------------------
           3      SEC USE ONLY


--------------------------------------------------------------------------------
           4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                        5         SOLE VOTING POWER
      NUMBER OF
                                            10,780 Shares
                     -----------------------------------------------------------
        SHARES          6         SHARED VOTING POWER

     BENEFICIALLY                            5,009 Shares
                     -----------------------------------------------------------
       OWNED BY         7         SOLE DISPOSITIVE POWER

         EACH                               21,780 Shares
                     -----------------------------------------------------------
      REPORTING         8         SHARED DISPOSITIVE POWER

     PERSON WITH                             3,502 Shares
--------------------------------------------------------------------------------
           9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             26,789 Shares
--------------------------------------------------------------------------------
          10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES                                             [ ]

                  N/A
--------------------------------------------------------------------------------
          11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                             6.7%
--------------------------------------------------------------------------------
          12      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
----------  ---------------

         BUCS Financial Corp

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

         10802 Red Run Boulevard, Owings Mills, Maryland 21117

Item 2(a).  Name of Person Filing:
----------  ----------------------

         Herbert J. Moltzan

Item 2(b). Address of Principal Business Office or, if None, Residence:
-----------------------------------------------------------------------

         10802 Red Run Boulevard, Owings Mills, Maryland 21117

Item 2(c).  Citizenship:
----------  ------------

         Mr. Moltzan is a citizen of the United States.

Item 2(d).  Title of Class of Securities:
----------  -----------------------------

         Common Stock, par value $0.10 per share.

Item 2(e).  CUSIP Number:
----------  -------------

         118724 10 3

Item 3.
-------

         Not Applicable.

Item 4.  Ownership:
-------  ----------

         The following information relates to the reporting person's ownership as of February 7, 2005.

         (a) Amount beneficially owned:

                  26,789 shares, including 1,507 shares allocated to Mr. Moltzan under the BUCS Federal Bank Employee Stock Ownership Plan and 11,000 shares that may be acquired pursuant to options exercisable within 60 days

         (b) Percent of Class:

                  6.7%

         (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote

                           10,780 shares

                  (ii) Shared power to vote or to direct the vote

                           5,009 shares

                  (iii) Sole power to dispose or to direct the disposition of

                           21,780  shares,  including  11,000 shares that may be
                           acquired   pursuant   to  the   exercise  of  options
                           exercisable within 60 days

                  (iv) Shared power to dispose or to direct the disposition of

                           3,502 shares

Item 5.  Ownership of Five Percent or Less of a Class:
-------  ---------------------------------------------
         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------  ----------------------------------------------------------------
         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company or Control
         -------------------------------------------------------------------
         Person:
         -------
         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------  ----------------------------------------------------------
         Not Applicable.

Item 9.  Notice of Dissolution of Group:
-------  -------------------------------
         Not Applicable.

Item 10.  Certification:
--------  --------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                     /s/ Herbert J. Moltzan
Date: February 4,  2005                              ---------------------------
                                                         Herbert J. Moltzan